BLUE OCEAN ACQUISITION CORP

2 Wisconsin Circle, 7th Floor
Chevy Chase, MD 20815

November 30, 2021

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Gregory Herbers

Re:	Blue Ocean Acquisition Corp (the “Company”)
Registration Statement on Form S-1 (File No. 333-260889)

Dear Mr. Herbers:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the effective date for the above-referenced Registration Statement be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m. Eastern Time on December 2, 2021, or as soon practicable thereafter, or at such other time as the Company or its outside counsel, Sidley Austin LLP, request by telephone.

Please notify of such effectiveness our outside counsel, Jon W. Daly of Sidley Austin LLP, by a telephone call at (713) 495-4523 and also confirm such effectiveness in writing. Thank you for your attention to this matter.

Sincerely,

Blue Ocean Acquisition Corp

/s/ Paul Bascobert
Paul Bascobert
Chief Executive Officer

cc:	Jon W. Daly, Sidley Austin LLP

cc:	Curtis L. Mo, DLA Piper LLP (US)